September 17,
2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
130 S Indian River Drive
Suite 202 pbm# 1232
Fort Pierce, FL 34950

       Re: Caring Brands, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 8, 2025
           File No. 333-289767
Dear Glynn Wilson:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2025 letter.

Amendment No. 1 to Form S-1 filed September 8, 2025
General

1. We note your deletion of references throughout the registration statement to the distribution of common stock that will be distributed to the shareholders of Safety
       Shot following the effectiveness of this registration statement pursuant to the
       Separation and Exchange Agreement. However, we note that Article III of the
       Separation and Exchange Agreement filed as Exhibit 10.6 provides that the
       Distribution shall be effected as promptly as possible following the effectiveness of this registration statement. Please restore the references to the distribution pursuant to the Separation and Exchange Agreement or advise why this disclosure is no longer applicable to your company. Please also clarify whether the resale of 500,000 shares
 September 17, 2025
Page 2

       of common stock held by a certain shareholder relates to the shares of common stock to be distributed pursuant to the Separation and Exchange Agreement and identify such selling shareholder, where applicable, or explain to us why the name of such selling shareholder cannot be disclosed.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Arthur Marcus